

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2010

Aurum Resources Corp.
c/o INCSMART.BIZ, INC.
4421 Edward Ave.
Las Vegas, Nevada 89108

> **Re:** **Aurum Resources Corp.**
> **Registration Statement on Form S-1**
> **Filed June 1, 2010**
> **File No. 333-167217**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2. Please provide updated disclosure with each amendment. For example, please disclose in your liquidity and capital resources section and your related party transactions section that you received a $10,000 loan from Mr. Shpeyzer on May 3, 2010. Also, please monitor your need to provide updated financial statements and auditor's consent.

3. Please provide consistent disclosure throughout the filing. The following are some examples of the inconsistencies in your document, but this list is not meant to be an exhaustive list of such inconsistencies:

    *   You state at page 7 that "[e]xpenditures over the next 12 months are therefore expected to exceed the sum of both our cash on hand and amount to be raised in this offering," and at page 16 that "[e]ven if we raise $60,000 from this offering, it will last one year."

    *   You state at page 9 that your president currently devotes sixty hours per week providing management services to you, but you state at page 24 that he devotes approximately sixteen hours per week to manage your affairs.

    *   You state in numerous places that you will receive proceeds in the offering and then state at page 16 that "[w]e will not receive any proceeds from the sale of shares under this prospectus."

    *   You state at page 16 that "based on our current operating plan, we believe that we will start to generate revenue from the purchased property by the end of 2010" and at page 17 that "we will likely generate revenue in the fall of 2011."

Cover Page

4. We note your statement that "[t]he offering shall terminate on the earlier of (i) the date when the Aurum Resources Corp. decides to do so, or (ii) when the offering is fully subscribed for." It also appears that the offering will terminate 180 days from the effective date of the prospectus or 270 days from the effective date, if the board extends the offering. Please revise the cover page to indicate, if true, that the offering will terminate after either 180 or 270 days, or earlier if you decide to terminate the offering early or the offering is fully subscribed before that time.

5. We note your disclosure regarding the effect of a creditor's claims with respect to your ability to "return" subscriptions to shareholders. However, it is not clear on what basis you would return subscriptions to shareholders. Please advise.

Aurum Resources Corp., page 4

6.   Please provide the following information in this section:

- Disclose, as you do at page F-8, that the interest in the Washom II Lease Project was acquired using a $10,000 loan from your sole officer/director;

- Disclose, if true, that proceeds from this offering are required for you to proceed with your business plan over the next twelve months, and that even if such proceeds are realized you will have to obtain other financing to complete your twelve month business plan;

- Disclose, as you do at page 21, that drilling of the property is set to commence in summer 2010 and is estimated to take four weeks; and

- Provide a brief overview of the material terms of your joint venture and operating agreement, including a description of your obligation to pay a portion of expenses.

7.   Please provide your basis for the statement that "[w]e anticipate the wells that are planned in this project could prove very productive and yield 100% return in less than three months and provide many productive years thereafter."

Risk Factors, page 6

8.   Please eliminate statements that mitigate the risk you present. For example, please delete the statement at page 11 that "[w]e believe that certain micro capitalization companies have significant potential for growth."

We have yet to earn revenue and our ability to sustain our operations …, page 8

9.   We note your statement that "[e]xpenditures over the next 12 months are therefore expected to exceed the sum of both our cash on hand and amount to be raised in this offering." Please specify the amount of cash you have on hand and the amount of proceeds you expect to receive in the offering.

10.   In addition, we note your disclosure at page 19 that if you fail to sell less than all the shares in this offering, you will be forced to scale back or abort completely the implementation of your 12-month plan of operation. Please make this clear in your disclosure under the heading "We have yet to earn revenue…."

The trading in our shares will be regulated by …, page 10

11.   Your disclosure with respect to the transactions exempt from the penny stock rules does not appear to accurately reflect such rules. Please revise.

We will incur ongoing costs and expenses…, page 12

12.   We note your disclosure that your business plan allows for the payment of the estimated $7,500 cost of your registration statement to be paid from existing cash on hand. However, it appears that as of April 30, 2010, you only had $5,126 of cash on hand. Please revise.

Use of proceeds, page 13

13.   Please clarify that Mr. Shpeyzer has no obligation to loan you any funds. In addition, please clarify whether any proceeds from your offering will be used to repay loans made to the company by Mr. Shpeyzer. For example, we note your disclosure regarding funds being used to acquire new property.

Plan of Operation, page 14

14.   We note your disclosure at page 16 that you plan to contact your associates in the oil and gas industry. We further note your disclosure at page 25 that "Mr. Shpeyzer does not have any technical experience in the oil & gas exploration sector" and at page 8 that "[o]ur sole officer and director has no professional training or experience in the field of oil and gas operations." Please explain how Mr. Shpeyzer has associates in the oil and gas industry, given that he has no experience in the industry.

15.   Please provide context to the statement at page 16 that "[o]ur capital requirements for the 12 months following completion of our public offering will be sufficient."

Liquidity and Capital Resources, page 18

16.   We note that you are responsible for operating expenses in proportion to the percentage of your working interest ownership in the Washom II Lease Project. Please discuss the impact that such costs may have on your liquidity and capital resources.

Description of Property, page 20

17.   We note your disclosure that Patriot Financial Group and RC Oil Company operate the wells and are obligated to pay you your 1% working interest. Please tell us why RC Oil Company is not a party to your joint venture contract and operating agreement.

18.   We note your statement at page 20 that "[o]n May 3, 2010, we purchased 1% of operating interest in the Washom II Lease Project." Please clarify that you purchased a working interest as opposed to an operating interest.

19.   We note your statement at page 21 that "[c]ash flow is expected to begin almost
        immediately and all work is expected to be completed in about four weeks after
        beginning of drilling." Please disclose whether you have obtained a drilling rig to
        commence such drilling.

20.   We note your statement at page 21 that "[t]he projected production is 34 barrels of oil
        per well per day but as a result of operator's new breakthrough strategy, Washom II
        Lease Project wells could produce up to 100 barrels per well per day for several
        weeks and continue to produce 20-40 barrels per well per day for many years to
        come." Please explain how you determined that the projected production is going to
        be 34 barrels of oil per well per day. In addition, provide a detailed explanation of
        your operator's new breakthrough strategy.

Directors, executive officers, promoter and control persons, page 25

21.   Please discuss the specific experience, qualifications, attributes or skills that led to the
        conclusion that Mr. Shpeyzer should serve as a director in light of your business and
        structure. See Item 401(e) of Regulation S-K.

Certain relationships and related transactions, page 27

22.   We note your statement that "[u]nder Rule 144, the [restricted] shares can be publicly
        sold, subject to volume restrictions and restrictions on the manner of sale,
        commencing six months after their acquisition." Please clarify that such shares can
        only be sold after six months provided that the issuer of the securities is, and has been
        for a period of at least 90 days immediately before the sale, subject to the reporting
        requirements of section 13 or 15(d) of the Exchange Act. Please make a similar
        clarification at page 29.

Indemnification for Securities Act Liabilities, page 29

23.   We note your statement that your articles of incorporation provide that you will
        indemnify an officer, director or former officer or director, to the full extent permitted
        by law. We also note your statement at page 42 regarding indemnification with
        respect to your bylaws. However, it does not appear that your articles of
        incorporation or your bylaws include any provision related to indemnification. Please
        revise.

Financial Statements, page 30

24.   Throughout your filing and financial statements you refer to your company as
        "development stage" in accordance with the requirements of FASB ASC 915-205
        "Development-Stage Entities." Within the context of oil and gas producing activities,
        "development stage" identifies a company that is incurring costs to obtain access to
        proved reserves or develop facilities to extract, treat, gather or store oil and gas.

Refer to FASB ASC 932-360-25-12. Please modify your filing and financial statements to refer to your company as "exploration stage". Please note, the requirements of FASB ASC 915 "Development Stage Entities" continue to apply.

Note 2 – Summary of Significant Accounting Policies, page F-6

25.   Please expand your disclosure to identify your method of accounting for oil and gas activities (i.e. full cost or successful efforts).

Exhibits

26.   We note that you filed the joint venture contract and operating agreement as Exhibit 10.1 to your registration statement, but omitted Exhibit B to such agreement. Please file Exhibit B with your next amendment.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551- 3319 or Mark Shannon, Branch Chief at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director